April 18, 2006
VIA EDGAR & FACSIMILE (202-772-9210)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Barbara C. Jacobs, Assistant Director

Re:	Loudeye Corp.
Amendment No. 1 to Registration Statement on Form S-3
Commission File no. 333-132449
Filed on April 5, 2006

Post-Effective Amendment No. 2 to Registration Statement on
Form S-1 filed on Form S-3 filed April 5, 2006
Registration No. 333-123978
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Loudeye Corp., a Delaware corporation, hereby requests that the effective date of the above-referenced registration statements (the “Registration Statements”) be accelerated to, and that such Registration Statements be declared effective on, April 19, 2005, at 4:30 PM Eastern Daylight Time, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statements be declared effective at some other time.
     In connection with this request and as requested by the Staff, the Company confirms the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Loudeye Corp.
By:	/s/ Eric S. Carnell
Eric S. Carnell, General Counsel

cc:	Jay Ingram Michael A. Brochu W. Alex Voxman, Esq.